EX99_1

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, February 28, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions set forth in paragraph 4 of article 157 of Law No. 6,404, dated December 15, 1976, as amended ("Corporations Law"), and in CVM Resolution No. 44, dated August 23, 2021, as amended, informs its shareholders and the market in general that on this date the Board of Directors resolved on the transition process for the position of CEO of the Company, currently held by Mr. Walter Schalka, who will remain at the current position until July 1, 2024. The Board of Directors approved Mr. João Alberto Fernandez de Abreu as its future CEO.

Mr. Shalka and Mr. João Alberto will jointly and orderly lead the succession process, starting on April 2, 2024, so that when Mr. Schalka leaves the position on July 1, 2024, Mr. Abreu will succeed him as CEO.

The Board of Directors resolved that Mr. Schalka will be duly (i) nominated by the Company's management to join the slate to be submitted by the Company's management for the election of the Board of Directors to be held at the Ordinary General Meeting of the Company, which will deliberate on the accounts for the fiscal year ended on December 31, 2023 ("OGM"); and (ii) elected or reelected, as the case may be, at the first Board of Directors Meeting to be held after the OGM, to integrate the following Advisory Committees to the Board of Directors: (a) Strategy and Innovation Committee; (b) Sustainability Committee; (c) Management and Finance Committee; and (d) People Committee ("Committees").

Mr. Abreu has a 30-year career, including 18 years at Shell where he held various positions in Brazil, England, and Argentina, 7 years at Raízen as Energy Director and Vice President of the Ethanol, Sugar, and Energy Business, and 5 years as CEO of Rumo S.A., a railway logistics company. He is an engineer graduated from Pontifical Catholic University of Rio de Janeiro, holds an MBA from Fundação Dom Cabral, and has attended executive courses at universities such as IMD and Wharton. Currently, he is a member of the Board of ANTF (National Association of Railway Transporters), President of the Moveinfra Board, Director of Deifra of FIESP, and serves as a Counselor of Raízen Foundation and the Pact Against Hunger.

The members of the Board of Directors acknowledge and express deep admiration and gratitude for the invaluable services provided by Mr. Schalka to the Company during his tenure as CEO, which elevated Suzano to the position of global leader in its sector. They highlight that Mr. Schalka’s visionary and strategic leadership, unique expertise, and tireless dedication were fundamental pillars for the Company's exponential and transformational growth over the past years, the achievement of ambitious goals, and the consolidation of a solid reputation in the market. With mastery he knew how to leverage the Company’s operational efficiency, enable the expansion of its addressable market, carry out the successful merger with the former Fibria, lead one of the largest private investments underway in Brazil with Cerrado Project, among many other decisive contributions to the company. They emphasize the implementation of a culture of inspiring and transforming people, a focus on the company's social and environmental responsibility, and the creation and generation of value for all stakeholders, aspects that strengthened the Company's identity and positioned it as a reference in corporate governance, sustainability, and value creation. They also praise Mr. Schalka’s ethical stance, exemplary professionalism, and unwavering commitment to the best interests of the Company and its stakeholders, values that have inspired and will continue to inspire all team members.

The Company's management wishes Mr. Schalka full success in his future projects and reiterates the certainty that, in his new professional endeavor, he will continue to offer valuable contributions to the Company as a member of the Committees and, even more so, if elected to the position of member of the Board of Directors.

São Paulo, February 28th, 2024.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer